
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 18, 2024

McDONALD'S CORPORATION

(Exact Name of Registrant as Specified in Charter)


Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)


110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)
60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On March 19, 2024, McDonald's Corporation (the "Company") announced updates related to its Board of Directors. A copy of the press release the Company issued is furnished as Exhibit 99.1 hereto.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of McDonald's Corporation issued March 19, 2024: McDonald's Announces Changes to Board of Directors; Enrique "Rick" Hernandez, Jr., Retires After a Distinguished 28 Years on the Board, Including Eight Years As Chairman
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 19, 2024

By: /s/ Jeffrey J. Pochowicz

Jeffrey J. Pochowicz
Vice President – Associate General Counsel and
Assistant Secretary

Exhibit 99.1

**McDonald's Announces Changes to Board of Directors; Enrique "Rick" Hernandez, Jr.,
Retires After a Distinguished 28 Years on the Board, Including Eight Years As Chairman**

*Chris Kempczinski to Assume Combined Role of Chief Executive Officer and Chairman of the Board
and Miles White to Assume the Role of Lead Independent Director*

*Mike Hsu, Kimberly-Clark, Nominated to the Board, Brings More Than 30 Years of Consumer
Products Experience*

CHICAGO, March 19, 2024 – McDonald's Corporation (NYSE: MCD) today announced the retirement of Enrique "Rick" Hernandez, Jr. as non-executive Chairman of the company's Board of Directors, effective as of the date of the Company's 2024 Annual Shareholders' Meeting. Following Rick's retirement, Chris Kempczinski will assume the combined role of Chief Executive Officer and Chairman of the Board, and Miles White will assume the role of Lead Independent Director.

The Company also announced the nomination of Mike Hsu, Chairman and Chief Executive Officer of Kimberly-Clark Corporation, as an independent director of the Board.

"It has been an honor to serve on the McDonald's Board and witness first-hand how the Company has evolved to become one of the world's most recognizable and successful brands," **said Rick Hernandez, McDonald's Chairman of the Board.** "As I reflect on my tenure with McDonald's, I'm inspired by the remarkable leaders with whom I've had the privilege to serve. Starting with Fred Turner, these leaders became my partners and friends and I'll forever cherish those relationships."

During his 28 years of service on the Board, McDonald's has delivered over 2,000% in total shareholder return. The company also more than doubled its restaurant count, including expanding into more than 100 markets.

"Having served alongside Chris, who is now in his fifth year as CEO, I know he is uniquely placed to unify the two roles of CEO and Chairman to ensure McDonald's advances in lockstep with today's ever-changing business and social landscape," **continued Hernandez.** "Now is the right moment to evolve that Board's structure, and I look forward to seeing McDonald's continue to flourish for years to come as a lifelong supporter, advocate and customer."

"Rick has been a tremendous advisor to McDonald's since joining the Board in 1996, including serving alongside eight McDonald's CEOs. His vision, thoughtful counsel, and dedication to McDonald's created a blueprint for us all in how to navigate change and uphold our leading position in the industry," **said Chris Kempczinski, McDonald's President and Chief Executive Officer.** "On behalf of the Board, I would like to thank Rick for his unwavering commitment and leadership to McDonald's."

"I am honored to assume the role of Chairman of the Board of Directors of McDonald's following our Annual Shareholders' Meeting. As Chairman and CEO, I am committed to advancing our *Accelerating the Arches* strategy and continuing to deliver strong performance," **said Kempczinski.** "In today's dynamic environment, I will ensure that McDonald's remains nimble as we continue building the strength of the McDonald's brand and work alongside our new Lead Independent Director Miles White to uphold accountability and governance."

With more than 30 years of experience in the consumer products industry, Mike Hsu, Chairman of the Board and Chief Executive Officer of Kimberly-Clark, has been nominated to McDonald's Board of Directors. Before becoming CEO in January 2019, Hsu served as Kimberly-Clark's President and Chief Operating Officer.

"I am pleased to welcome a leader of Mike's caliber as a nominee to the Board of Directors as we continue to build on the strength of the brand and drive long-term value for all stakeholders," **continued Kempczinski**. "Mike is a veteran of the consumer products industry with a global perspective that will be invaluable to McDonald's as we continue to steer the Company towards sustained growth."

"It is an honor to be nominated to McDonald's Board and to be part of what is undeniably one of the most iconic and beloved brands," **said Mike Hsu, Kimberly-Clark Corporation Chairman of the Board and Chief Executive Officer.** "I am excited to partner closely with Chris and the Board as McDonald's continues to deliver strong performance and drive real impact in communities across the world."

About McDonald's
McDonald's is the world's leading global foodservice retailer with over 40,000 locations in over 100 countries. Approximately 95% of McDonald's restaurants worldwide are owned and operated by independent local business owners.

Forward Looking Statements
This document contains forward-looking statements about future events and circumstances.